Exhibit 99.1

NUVEI RECEIVES ALL REGULATORY APPROVALS
FOR GOING PRIVATE TRANSACTION

Montréal, November 13, 2024 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI)(TSX: NVEI), the Canadian fintech company, announced today that it has received all regulatory approvals required in connection with the closing of the previously-announced plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) involving the Company and Neon Maple Purchaser Inc., an entity formed by Advent International, with the support and participation of Philip Fayer, certain investment funds managed by Novacap Management Inc. and CDPQ. The Company expects that, subject to the satisfaction at closing of the remaining closing conditions, the Arrangement will be completed on or about November 15, 2024.

The Arrangement was approved by Nuvei shareholders at a special meeting of shareholders held on June 18, 2024, and the Company obtained a final order from the Superior Court of Québec (Commercial Division) approving the Arrangement on June 20, 2024.

Further details regarding the Arrangement are provided in the management information circular of the Company dated May 13, 2024, which was mailed to Nuvei shareholders in connection with the Arrangement, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei's modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 720 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws. This Forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all Forward-looking information contains these terms and phrases. Particularly, statements regarding the Arrangement, including the proposed timing of completion of the Arrangement, are Forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain Forward-looking information. Statements containing Forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, and although the Forward-looking information contained herein is based upon what management believes are reasonable assumptions, readers are cautioned against placing undue reliance on this information since actual results may vary from the Forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under the heading “Risk Factors” in the Company's annual information form filed on March 5, 2024, and under the heading “Risk Factors” in the Company's management's discussion and analysis for the nine months ended September 30, 2024. These risks and uncertainties further include (but are not limited to) as concerns the Arrangement, the failure of the parties to satisfy the remaining conditions to the completion of the Arrangement or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the Arrangement, and general economic conditions. Failure to satisfy the remaining conditions to the completion of the Arrangement may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee to the purchaser pursuant to the terms of the arrangement agreement governing the Arrangement, which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.

Consequently, all of the Forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that management anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the Forward-looking information contained herein represents the Company’s expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, the Company disclaims any intention or obligation or undertaking to update or amend such Forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information please contact:

Investors

Chris Mammone, Head of Investor Relations
IR@nuvei.com

Media

alex.hammond@nuvei.com

NVEI-IR